# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forward Industries, Inc., CIK 0000038264
CUSIP: 349862409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 VETERANS MEMORIAL HWY, SUITE 100, HAUPPAUGE, New York (NY), 11788
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-003216
Filed by CIK 0002038499

## Reporting persons
- C/M Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 338,907; sole dispositive power 0; shared dispositive power 338,907; aggregate amount beneficially owned 338,907 (0.4% of the class)
- C/M CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,381,368; sole dispositive power 0; shared dispositive power 1,381,368; aggregate amount beneficially owned 1,381,368 (1.6% of the class)
- Thomas Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,381,368; sole dispositive power 0; shared dispositive power 1,381,368; aggregate amount beneficially owned 1,381,368 (1.6% of the class)
- Jonathan Juchno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,381,368; sole dispositive power 0; shared dispositive power 1,381,368; aggregate amount beneficially owned 1,381,368 (1.6% of the class)

## Item 1. Issuer
Name of issuer: Forward Industries, Inc.
Address of issuer's principal executive offices: 700 Veterans Memorial Highway, Suite 100, Hauppauge, NY 11788

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) C/M Capital Master Fund, LP, a Delaware limited partnership ("C/M Master Fund");

(ii) C/M Capital Partners, LP, a Delaware limited partnership ("C/M Capital Partners");

(iii) Thomas Walsh ("Mr. Walsh"); and

(iv) Jonathan Juchno ("Mr. Juchno").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The shares of common stock, par value $0.01 per share (the "Common Stock") of Forward Industries, Inc. (the "Issuer") reported herein are held by C/M Master Fund and a special purpose vehicle ("C/M SPV"). C/M Capital Partners is the investment manager to C/M Master Fund and C/M SPV. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Messrs. Walsh and Juchno disclaim beneficial ownership of any shares of Common Stock held by C/M Master Fund and C/M SPV.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1111 Brickell Ave, Suite 2920, Miami, FL 33131.
Citizenship: Each of C/M Master Fund and C/M Capital Partners is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Walsh and Juchno is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 86,017,943 shares of Common Stock outstanding as of September 17, 2025, as reported in the Issuer's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 18, 2025.
Percent of class: 1.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- C/M Capital Master Fund, LP: /s/ Thomas Walsh, By: C/M Global GP, LLC, General Partner, By: Thomas Walsh, Manager (11/14/2025)
- C/M CAPITAL PARTNERS, LP: /s/ Thomas Walsh, Thomas Walsh, Partner (11/14/2025)
- Thomas Walsh: /s/ Thomas Walsh, Thomas Walsh, Individually (11/14/2025)
- Jonathan Juchno: /s/ Jonathan Juchno, Jonathan Juchno, Individually (11/14/2025)